July 16, 2007

Stephen C. Kircher
Chief Executive Officer
Solar Power, Inc.
4080 Cavett Stallman Road, Suite 100
Granite Bay, California 95746

>   **Re: Solar Power, Inc.**
>   **Amendment No. 5 to Registration Statement on Form SB-2**
>   **Filed June 27, 2007**
>   **File No. 333-140023**

Dear Mr. Kircher:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.   We note your response to prior comment 1 and your revised disclosure. If you plan to list on an exchange other than OTCBB, please identify that specific exchange; otherwise, delete the language "or on an Exchange." It should be clear to all selling shareholders that they must sell at a fixed price of $1.25 per share even if trading on the Pink Sheets commences.

Summary

2.   State the business purpose for each transaction, including the mergers of the California and Nevada corporations.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Background and Corporate History, page 20

3. Please refer to prior comment 4. We note the revisions made in the first paragraph to include information about the reverse merger in the last sentence. However, it would be less confusing if you addressed this matter (along with when it happened) at the beginning of the paragraph and then discussed the origin of the Welund Fund name change in order to draw a clear distinction between the two entities identified as "Solar Power, Inc." In this regard, please revise the use of "we" in the first paragraph under "Business Development" on page 30 so that it applies only to Solar Power, Inc., the registrant (and a California corporation), rather than Solar Power, Inc., a Nevada corporation (formerly Welund Fund, Inc.).

4. We note your response to prior comment 3 and your added disclosure that IAS HK had no officers. Please expand the disclosure to explain who made management and business decisions. Also, disclose whether Messrs. Kircher, Moore and Ferrell were officers or directors of IAS Shenzhen. Please provide similar disclosure on page 30 in your Description of Business section.

Recent Events, page 25

5. It appears that the placement of the last sentence of the first paragraph on page 26 is an error. Please remove. Otherwise, please provide additional explanation regarding the relevance of this statement to the subject of the paragraph.

Customers, page 37

6. We note your response to prior comment 12. Given that your revenues from Centex Homes and DR Horton represent approximately two percent of total revenues from the sale of photovoltaic systems for the most recent quarter, explain why you have focused your disclosure on sales to these two entities. Expand to discuss in more detail sales to your major customers, and identify any major customer who accounts for 10 percent or more of total revenues for the most recently completed fiscal year, quantifying the percentage for each. Discuss the material terms of contracts you have with major customers such as Sun Country, and file material contracts as exhibits.

Directors, Executive Officers and Significant Employees, page 42

7. Mr. Kircher's bio continues to be incorrect and incomplete. We note, for example, that Mr. Kircher also held the position of Chairman of the Board for the Nevada corporation. Also, reconcile the inconsistency in the third and sentences.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 54

8.   Please refer to prior comment 17. We note the replacement of "we" with "Solar Power, Inc., a Nevada Corporation (formerly Welund Fund)". However, your discussion remains confusing as "our" in the first paragraph refers to "Solar Power, Inc., the new registrant". In this regard, replacing "we" in the second paragraph on page 55 with "Solar Power, Inc., a Nevada Corporation (formerly Welund Fund)" compounds this confusion since the engagement of Macias Gini & O'Connell LLP occurred <u>after</u> the reverse merger in December 2006 whereupon Solar Power, Inc. became the new registrant. Please revise here and throughout the document to clarify.

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, pages F-3 and F-4

9.   We note your response to prior comment 20. In light of your representations about the future anticipated growth of the company contained in your response, as well as disclosures contained in your Form SB-2 regarding your business plans, the staff does not object to your conclusion regarding your principal auditor at this time. However, to the extent that your principal auditor does not audit in excess of 50% of total consolidated assets and total revenues in fiscal 2007, we may have further comment, and would encourage the company to consult with the staff well in advance of filing its 2007 Form 10-K should this be the case.

Consolidated Statements of Cash Flows, page F-8

10.   Please refer to prior comment 24. We note the separate disclosure made for proceeds received by Solar Power, Inc., a California corporation, from the sale of common stock in the amount of $425,000. However, referring back to your May 15, 2007 response to comment 38, the amount recorded as "cash received from merger with Solar Power, Inc. (formerly Welund Fund, Inc.)" under cash flows from financing activities continues to include the non-cash charge of $422,400 (i.e., net proceeds received from the private placement was $14,575,532). As previously stated, if the difference is not the non-cash charge, tell us and disclose what it is. Otherwise, remove it as cash from financing activities.

11.   Please refer to prior comment 24. Please revise to reflect the cash received from your merger with Solar Power, Inc., formerly Welund Fund, Inc., in December 2006 as an investing activity, or tell us why the amount is properly reflected as a financing activity for the registrant.

Note 1. Organization and Basis of Financial Statement Presentation, page F-11

12.   Please refer to prior comment 28. In your response, you state that your acquisition agreement with DSCI "included a provision that working capital contributions made by them, if any, subsequent to June 1, 2006, would be included as a component of the DRCI purchase price. Thus, upon the close on November 15, 2006, the purchase price was adjusted to reflect the $331,192 in DRCI operating expenses funded by them from June 1, 2006 to November 15, 2006." Please explain whether the reimbursement was contingent upon the acquisition, or whether you would have been obligated to reimburse DSCI regardless of whether the acquisition occurred. In this regard, discuss how this term is consistent with your other representations that you were required to provide all financing necessary for DRCI's operation after June 1, 2006. Discuss how you considered that term in your analysis under FIN 46R.

13.   Further, we note your response which states that you "allocated the purchase price paid of $1,446,565 (including the working capital adjustment component of $331,192) to the assets and liabilities acquired (including the asset representing the operating expenses paid by DSCI)." You also note that in calculating the purchase price as of June 1, 2006, you used all of the information available to you including the total amount of expenses ultimately paid by DSCI for DRCI between June 1, 2006 and November 15, 2006. If you were obligated to reimburse DSCI for any expenses incurred on behalf of DRCI during the period from June 1, 2006 through November 15, 2006, then you would ordinarily accrue for these amounts as incurred and reflect them in the financial statements of DRCI in the proper period. Please revise or explain to us in detail the basis under U.S. GAAP for reflecting these amounts as a prepaid asset in DRCI's balance sheet as of June 1, 2006 and not in the period in which the expenses were paid by DSCI and incurred by DRCI. That is, it does not appear appropriate under paragraphs 18 - 21 of FIN 46R to record the fair value of an asset that did not exist as of June 1, 2006, the date that you first became the primary beneficiary.

14.   Also, you state in your response that when you provided your interim financial statements for the nine months ended September 30, 2006 you had not yet completed your analysis of the allocation of the purchase price for DRCI. As such, you "had not determined the method and timing of the amortization of the prepaid costs. In the fourth quarter of 2006, after the close of the merger, the Company made the determination to fully amortize the prepaid expense." It is unclear how, as of June 1, 2006, the expenses incurred by DSCI from June 1, 2006 through November 15, 2006 represent costs of acquiring DRCI that you must allocate under paragraphs 35 - 36 of SFAS 141. If the amounts represent expenses of DRCI incurred between June 1, 2006 and November 15, 2006, then we would ordinarily expect, since you were consolidating DRCI during this period under FIN 46R, that you would have reflected those expenses as incurred

within your financial statements and not wholly within the fourth quarter of 2006 as part of a purchase price allocation adjustment under SFAS 141. In addition, if the amounts were proper prepaid expenses as of June 1, 2006 in DRCI's financial statements, then you would also generally expense those amounts as incurred. Please revise or explain to us your basis under U.S. GAAP for recording the amounts in the fourth quarter of 2006. Please note that if you present comparative interim financial statements in 2007, then your accounting for each interim period within 2007 and 2006 should be properly stated in accordance with U.S. GAAP.

15. Please refer to prior comment 29. Your response states your belief that your accounting represents fair value under U.S. GAAP. However, we continue to note the disclosure on page 26 stating that the allocation of $637,088 to contracts in process represents "the estimated fair value of the costs… [you] would not have to incur." Your response states that you estimated the "actual costs incurred up to June 1st" by DRCI and used that amount to estimate the percentage of those costs to the total potential contract value. You used this estimated percentage which ranged from one to three percent, depending upon the stage of negotiation, and applied this percentage to the total potential contract value to calculate the $637,008. Since the amount recorded should be the fair value of the asset acquired, consistent with paragraph 18 of FIN46R, please revise or further explain why the amount allocated represents the fair value of the asset under FIN46R. Discuss why the amount allocated represents the amount a buyer would be willing to pay to acquire the future cash flows expected to arise from the potential orders. Discuss the extent to which your valuation considered the estimated amount of those cash flows discounted at an appropriate rate. For example, for an individual contract, if you believed it was probable that you would terminate the discussions or negotiations with the customer (i.e., no future cash flows expected related to the contract), then it would not be appropriate to allocate a value to that contract based upon the costs previously incurred by DRCI.

16. Please refer to prior comments 29 and 30. On page 26 you state that you amortized $454,000 of the expenses in the fourth quarter of 2006. You expensed the costs "either when the contract was signed or when the prospect terminated the discussion or negotiations." As previously noted in comment 30, you should generally amortize the assets over their useful life which is related to the period of expected cash inflows associate with those assets, consistent with paragraph 11 of SFAS 142. Since the cash inflows of a contract would occur over the period of the contract, your amortization period does not appear to comply with that guidance. Please revise or explain to us further the accounting basis under U.S. GAAAP for the amortization method and period selected.

Note 10. Stock-based Compensation, page F-19

17.   Please refer to prior comment 42. Please revise to disclose, similar to your response, that 25% of the options vested upon grant.

18.   Please refer to prior comment 44. Please provide the disclosures required by paragraph A240(e)(2)(a) of SFAS 123R for your performance-based awards.

19.   Please refer to prior comment 47. In reference to the stock option expense of $83,477 recorded during the quarter ended March 31, 2007, please reconcile it to the sum of the amounts provided on the table showing the calculation of the non-vested compensation costs (60,752 + $16,475 = $77,227) presented in your response to prior comment 46.

Note 16. Subsequent Events, page F-26

20.   Please refer to prior comment 48. We note that your response did not address your consideration of paragraphs 9 and 10 which discuss the amount of the total equity investment at risk that is necessary to permit an entity to finance its activities without additional subordinated financial support. In addition, you should also address paragraph 11 which states that a development stage entity would not meet the conditions in paragraph 5(a) of FIN 46R "if it can be demonstrated that the equity invested in the entity is sufficient to permit it to finance the activities it is currently engaged in… and provisions in the entity's governing documents and contractual arrangements allow additional equity investments."

21.   In addition, please provide a reasonably detailed analysis of your consideration of paragraphs 14 – 15 of FIN 46R in determining that you are the primary beneficiary.

22.   We note from page 26 that you believe that under paragraph 5(a)(4) of FIN 46(R) that you should consolidate the partnership with JRC since you have "additional risk with loans that will be advanced to the partnership." Please tell us and disclose in more detail the significant terms and nature of this risk, quantified to the extent practicable. In addition, paragraph 5(a)(4) of FIN46R states that the total equity investment at risk does not include "amounts financed for the equity investor… directly by the entity or by other parties involved with the entity." Since you plan to provide loans to the partnership and not vice versa, please explain how this paragraph applies to your analysis.

Dale Renewables Consulting, Inc., Financial Statements, page F-42

23.   Please refer to prior comment 49. We note your inclusion of income statements and statements of cash flows for the nine months ended September 30, 2006 and the comparable period of the preceding year. However, there is no indication of

additional disclosures required by Instruction 2(2) of Item 310(b). For example, during this interim period net revenue and cost of sales were reported by this development stage entity. In addition, there were cash borrowings from related parties in excess of $670,000. Please provide disclosures of these and other material transactions recorded during this period.

Note 9. Subsequent Events, page F-49

24. On page F-49, we note the disclosure that DRCI did not enter into the management agreement with SPI until August 2006. DRCI also discloses that under that agreement SPI would only absorb "certain of [DRCI's] payroll and inventory costs and …provide general management and accounting functions" while "all other costs of [DRCI] are to be absorbed by [DRCI]." Please reconcile this disclosure with your prior representations and the disclosures on page F-11, including the disclosure that SPI was required to absorb 100% of DRCI's operations and the date that you entered into the agreement. We may have further comments on the accounting or disclosure for the transaction with DRCI after reviewing your response.

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Period Ended December 31, 2006, page F-51

25. Please refer to prior comment 54. In reference to the amount recorded for general and administrative expenses for the nine months ended September 30, 2006, you responded that $72,471 of the costs were charged against the proceeds from the offering in the fourth quarter. It was also determined that the remaining portion of $56,154 was related to discontinued operations and thereby excluded from the presentation. Please tell us what the amount of $6,931 represents since it was not previously recorded.

Recent Sales of Unregistered Securities, page II-1

26. We note your response to prior comment 60. Please expand to provide all the disclosure required by Item 701 of Regulation SB for all securities sold within the past three years. We note for example, the options described in the table Outstanding Equity Awards at Fiscal Year End on page 47.

Form 8-K/A filed on January 23, 2007

27. Please refer to prior comments 58 and 59. We note from your response that the "amended financials will be filed after (this) SB-2 amendment is submitted". Since there is no indication that you have filed a Form 8-K amendment, please confirm to us that it will be filed prior to effectiveness of your Form SB-2.

Form 10-QSB for the Quarterly Period Ended September 30, 2006

28.   Please refer to prior comment 54. We note your response that you had previously included the costs of your private placement within SG&A expenses in the quarter ended September 30, 2006. In the fourth quarter of 2006 you corrected the error out of period by charging the costs against the proceeds of the offering. If material, please amend your Form 10-KSB to properly reflect the direct costs related to the private placement as a cost of the offering and provide any disclosures required by SFAS 154 and Item 4.02 of Item 8-K.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact David Burton at (202) 551-3626 or Kaitlin Tillan at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): David C. Adams, Esq.